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U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Mani Ram V.	2. Issuer Name and Ticker or Trading Symbol Appiant Technologies, Inc. (APPS) formerly trading as NHancement Technologies Inc. (NHAN)					6. Relationship of Reporting Person to Issuer (Check all applicable) _X_ Director ____ 10% Owner _X_ Officer ____ Other (give title below) (specify below)
(Last) (First) (Middle) 3070 Deer Meadow Drive	3. IRS or Social Security Number of Reporting Person		4. Statement for Month/Year March, 2001
(Street) Danville, CA 94506	###-##-####		5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check applicable line) _X_ Form Filed by One Reporting Person _____ Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table 1 , Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Trans-action Date	3.Trans-action Code (Instr. 8)		4.Securities Acquired (A)or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Sec curities Beneficially Owned at End	6.Owner-ship Form; Direct	7.Nature of Indirect Beneficial Ownership
	(Month/Day/ Year)	Code	V	Amount	(A) or (D)	Price	of Month (Instr. 3 and 4)	(D) or Indirect (I) Instr. 4)	(Instr. 4)
	2/27/01			3500	D	5.625
	2/27/01			5000		5.375
	2/27/01			5000		5.3125
	2/27/01			6500		5.3125
	2/27/01			10000		5.2500
	3/02/01			1000		5.5000
	3/08/01			1000		4.3750
	3/08/01			4000		4.4062
	3/09/01			1000		4.3750
	3/09/01			3000		4.2500	370,250

FORM 4 (continued) Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or ExercisePrice of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
							Date Exercisable	Expira-tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. __________________________________________ __________

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). **Signature of Reporting Person Date

Note: File three copies of this Form, one of which must be manually signed. Page 2

If space provided is insufficient, see Instruction 6 for procedure. SEC 1474 (8-92)